

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 1, 2013

BY FAX AND U.S. MAIL

Scott C. Durocher, Esq.
Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103

> Re: Lincoln Life Variable Annuity Account N
> Lincoln National Life Insurance Company ("Lincoln National")
> Lincoln New York Account N for Variable Annuities ("Lincoln NY")
> Initial Registration Statements on Form N-4
> Filing Nos.: 333-186894, 811-08517; 333-186895, 811-08517

Dear Mr. Durocher:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on February 27, 2013. The registration statements received selective reviews based upon the representations in your February 27, 2013, transmittal letters that these filings are substantially similar to Lincoln National and Lincoln NY filings recently reviewed by the staff. Based on our review, we have the following comments. Unless otherwise specified, page numbers refer to the courtesy copy of the registration statement for File No. 333-186894.

1. **General Comments**

   a. Please clarify supplementally whether there are any types of guarantees, credit enhancements, or other support agreements with third parties to support any of the company's guarantees under the contracts or whether the company will be solely responsible for paying out on any guarantees associated with the contracts.

   b. Unless otherwise indicated, please make conforming changes to the other registration statement listed above, as applicable. Please identify the prospectus for which a change is made in the response to these comments.

2. **Cover Page** (p. 1)

   Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

3. **Available Funds**

   The staff understands that certain funds available under the contracts intend to change their names in the near future. Please supplementally inform the staff how and when this change will be reflected in the contract prospectuses.

4. **Expense Tables**

   On pages 11-12, in the footnotes following the fund expenses table, the registrant states that some of the funds have entered into contractual waiver or reimbursement agreements through April 20, 2013. In order to reflect contractual waivers in the table, such waivers must be in place for at least one year from the effective date of this registration statement. Please revise the table and footnotes as appropriate.

5. **Examples** (p. 13)

   The examples do not appear to have been calculated using the assumptions disclosed in the preceding paragraph. Please revise as appropriate.

6. **Summary of Common Questions** (p. 14)

   In lieu of a cross reference, please add the disclosure concerning the limitation of additional Purchase Payments in excess of $100,000, contained on page 29, to the pertinent common question.

7. **Purchase Payments** (p. 29)

   The last two sentences of the third paragraph of this section of the prospectus are confusing. Please clarify whether a contract owner can elect i4Life Advantage and when, after election, Purchase Payments will no longer be accepted.

8. **Appendix A** (B-1)

   Please complete the overview chart for the Lincoln Lifetime Income Advantage 2.0 Protected Funds.

9. **Power of Attorney**

   Please provide a Power of Attorney that relates specifically to each new registration statement. *See* Rule 483(b) of the Securities Act.

10. **Financial Statements, Exhibits, and Other Information**

Any omitted financial statements, exhibits, consents, and other required disclosure must be included in pre-effective amendments to these registration statements.

11. **Tandy Representation**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statements. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statements, the registration statements will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statements and any additional amendments to them. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9283. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

Alberto H. Zapata
Senior Counsel
Insured Investments Office